Exhibit 99.1

Electra Postpones Third Quarter 2023 Results Conference Call and Webcast

TORONTO--(BUSINESS WIRE)--November 14, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced that the Company has postponed its conference call and webcast previously scheduled for November 15, 2023 pending the filing and release of its third quarter results for 2023.

The Company anticipates filing its third quarter financial results on or before Friday November 17, 2023 and will announce the new date and time of its conference call and webcast accordingly.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891